UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-U

Current Report Pursuant to Regulation A

Date of Report (Date of earliest event reported): May 22, 2024

Public Sneaker Collection LLC
(Exact name of issuer as specified in its charter)

Delaware	88-2564645
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

6 Harrison Street, 5th Floor, New York, NY 10013
(Full mailing address of principal executive offices)

201-479-4408
(Issuer’s telephone number, including area code)

Non-Voting Membership Interests
(Title of each class of securities issued pursuant to Regulation A)

Item 9
Other Events
Sale of Underlying Assets
On May 22, 2024, Public Sneaker Collection LLC, a Delaware limited liability company (the “Company”), consummated the sale of the underlying assets of the Company, a collection of sneakers, for $280,000. In connection with the sale, Otis Wealth, Inc. (the “Manager”) will assume any remaining outstanding but unpaid expenses. This will result in a net loss to holders of interests in the Company.
The Manager, as the manager of the Company, has been appointed as liquidator and will distribute to holders of interests in the Company all of the remaining assets (which consist only of cash) of the Company, after making provision for liabilities of the Company, if any. After making such distribution, the Manager intends to begin winding up the Company as the Company will no longer have any assets or liabilities. For the avoidance of doubt, the liquidator has not withheld any distribution for taxes related to any gain on the sale for individual holders of interests in the Company.

SIGNATURES
Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 23, 2024	PUBLIC SNEAKER COLLECTION LLC By: Otis Wealth, Inc., its managing member

/s/ Keith Marshall
Name: Keith Marshall
Title: President, Secretary, Treasurer & Sole Director